Mail Stop 3561

August 29, 2006

Mr. Jean-Marie Dupuy
President and Chief Executive Officer
Viropro, Inc.
8515 Place Devonshire, Suite 207
Montreal Quebec, Canada

> **Re: Viropro, Inc.**
> **Item 4.02 Form 8-K**
> **Filed August 28, 2006**
> **File No. 333-06718**

Dear Mr. Dupuy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed August 28, 2006

1. Please disclose the date on which the board of directors, a committee of the board of directors or the officer or officers authorized to take such action if board action is not required concluded that the previously issued financial statements should no longer be relied upon. Refer to the requirements of Item 4.02(a)(1) of Form 8-K.

2. Please provide a more detailed description of the nature of the restatements. In this regard, the nature of the "transactions" is unclear. It is also unclear how the

transactions were originally accounted for and what guidance you are looking to when revising your accounting for the transactions. Refer to the requirements of Item 4.02(a)(2) of Form 8-K.

3. Please disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer(s), discussed with your independent accountant the matters disclosed in the filing. Refer to the requirement of Item 4.02(a)(3) of Form 8-K.

4. Please tell us in detail the nature of the "transactions" and how you propose to account for the transactions in your revised periodic report citing relevant authoritative literature.

5. Please tell us whether your financial statements for the year ended November 30, 2005 included in Form 10-KSB filed on April 6, 2003 and three months and six month ended May 31, 2006 included in Form 10-QSB filed on July 21, 2006 can be relied upon. If not, please revise as necessary.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jean-Marie Dupuy
Viropro, Inc.
August 29, 2006

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions regarding this comment, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to William Thompson, Assistant Chief Accountant, at (202) 551-3344. Any other questions may be directed to me at (202) 551-3849.

Sincerely,

James A. Allegretto
Sr. Asst. Chief Accountant